United States securities and exchange commission logo





                             May 4, 2023

       Lawrence Garcia
       Chief Executive Officer
       AmeriGuard Security Services, Inc.
       5470 W Spruce Avenue Suite 102
       Fresno CA 93722

                                                        Re: AmeriGuard Security
Services, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed March 30,
2023
                                                            File No. 333-173039

       Dear Lawrence Garcia:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. Our comment, asks you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       General

   1. Please revise the financial statements and related disclosures included in your Annual
                                                        Report on Form 10-K to
address our comments on the financial statements and related disclosures included in
your registration statement on Form S-1 as filed on April 10, 2023
                                                        (File No. 333-271200).
If you do not believe any changes are required, please explain why.




              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Lawrence Garcia
AmeriGuard Security Services, Inc.
May 4, 2023
Page 2

       You may contact Patrick Kuhn at (202) 551-3308 or Linda Cvrkel at (202) 551-3813 with any questions.



FirstName LastNameLawrence Garcia                       Sincerely,
Comapany NameAmeriGuard Security Services, Inc.
                                                        Division of Corporation
Finance
May 4, 2023 Page 2                                      Office of Trade &
Services
FirstName LastName